Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes Share Repurchase Program

TORONTO, January 25, 2018 – Bank of Montreal (“BMO”) (TSX:BMO)(NYSE:BMO) today announced the completion of its share repurchase program (the “Program”), as required by the conditions of the issuer bid exemption order issued to BMO by the Ontario Securities Commission on January 5, 2018, in respect of the Program.

Under the Program agreement, on a rolling basis between January 10, 2018, and January 25, 2018, BMO repurchased common shares of BMO directly from a third party, subject to daily trading limitations and to an overall maximum of 3,000,000 common shares. The Program was included as part of BMO’s Normal Course Issuer Bid announced on April 27, 2017.

BMO purchased an aggregate of 3,000,000 common shares under the Program for an aggregate purchase price of $294.3 million. All common shares acquired under the Program were cancelled upon purchase by BMO.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com